50

05038182

SECURITI[ES AND EXCHANGE COMMISSION]
Washington, D.C.

RECEIVED MAR - 1 2005 — SEC MAIL PROCESSING SECTION — WASH, D.C. 213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21387

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Melhado, Flynn & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeanne McCarthy 212-764-3608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover Rubinroit LLC
(Name – *if individual, state last, first, middle name*)

100 Quentin Roosevelt Blvd. (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George M. Motz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Melhado, Flynn & Associates, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARION P. MESSINEO
NOTARY PUBLIC, State of New York
No. 4847183
Qualified in Nassau County
Commission Expires July 31, 2005

Signature

President & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MELHADO, FLYNN & ASSOCIATES, INC.
AND SUBSIDIARIES

* * * * *

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

MELHADO, FLYNN & ASSOCIATES, INC.
AND SUBSIDIARIES

TABLE OF CONTENTS

LONG ISLAND
100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
(516) 542-6300
Fax: (516) 542-9021

NEW YORK CITY
845 Third Avenue
New York
New York 10022
(212) 980-2470
Fax: (212) 980-2177

JANOVER RUBINROIT

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Melhado, Flynn & Associates, Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Melhado, Flynn & Associates, Inc. Subsidiaries as of December 31, 2004, pursuant to rule 17a-5 of the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Melhado, Flynn & Associates, Inc. Subsidiaries as of December 31, 2004.

Janover Rubinroit, LLC

February 18, 2005

MELHADO, FLYNN & ASSOCIATES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	455,941
Certificate of deposit		102,000
Receivable from clearing firm		257,199
Investment management fee receivable		11,455
Note receivable - stockholder		50,100
Investment in Health Reform Technology, L.P.		19,302
Furniture and equipment, net of accumulated depreciation of $702,687		151,676
Prepaid expenses		50,184
Other receivables		227,935
Other assets		40,901
	$	1,366,693

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	629,100
Capital lease obligations		68,090
Subordinated loans		400,000
		1,097,190
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.10 par value, 500,000 shares authorized, 488,000 shares issued, 452,490 shares outstanding		48,800
Additional paid-in capital		496,872
Accumulated deficit		(186,884)
		358,788
Less treasury stock, at cost $.10 par value, 35,510 shares		89,285
		269,503
	$	1,366,693

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BUSINESS ORGANIZATION:

Melhado, Flynn & Associates, Inc. and Subsidiaries (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company's activities involve the introduction of securities transactions on a fully disclosed basis to a clearing broker on behalf of customers.

The consolidated financial statements include the accounts of Health/Vest Advisors, Inc. ("HVA"), a wholly-owned subsidiary of the Company. HVA is an asset management organization specializing in health care securities. The organization manages Health Reform Technology L.P. ("HRT"), a U.S. limited partnership.

The consolidated financial statements include the accounts of Melhado, Flynn Private Client Group, LLC ("MFPCG"). On February 2, 2000, the Company entered into an operating agreement with Private Client Group, LLC, a Georgia limited liability company to form MFPCG, a Delaware limited liability company. At December 31, 2004, the Company held a 51% interest in MFPCG.

The consolidated financial statements include the accounts of Winthrop Asset Management, LLC ("WAM"). In July 1995, the Company entered into an agreement with John Winthrop & Co. Inc., a South Carolina corporation to form WAM, a Delaware limited liability company. Under the agreement, the Company and John Winthrop & Co., Inc. ("JW") each held a 50% interest in WAM. On April 1, 2001, the Company elected to purchase the membership interest of JW in accordance with the initial member agreement of WAM. Under the agreement, the Company was required to remit a percentage of net profits to JW over a five year period. On April 1, 2002, the member agreement was amended to require the Company to pay to JW a percentage of commissions referred to WAM by JW. The amended agreement eliminated the requirement that the Company remit to JW a percentage of profits for the remainder of the five year period.

All intercompany balances are eliminated in consolidation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the consolidated financial statements.

Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business. Substantially all of the Company's cash and cash equivalents are being held at the Bank of New York and National Financial Services, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

Revenue recognition

Securities transactions and related commission revenue and expenses are recorded on a trade date basis. Securities owned are valued at fair value on the consolidated statement of financial condition and unrealized gains and losses are reflected in the consolidated statement of operations.

Trading gains and losses, which are composed of both realized and unrealized, are generally presented net. They are measured by the difference between the acquisition cost and the selling price or current market or fair value, of the positions sold or held by the Company, during the year.

Furniture and equipment

Furniture and equipment are recorded at cost. Depreciation of furniture and equipment is computed on the straight-line method over estimated useful lives of three to ten years.

Fair value of financial instruments

Substantially all of the Company's financial instruments are carried at fair value or contracted amounts, which approximate fair value.

Income taxes

The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes, which consist primarily of net operating loss carryforwards, are recognized based on the differences between financial reporting and income tax basis of assets and liabilities using enacted income tax rates.

NOTE 3 - INVESTMENT IN HEALTH REFORM TECHNOLOGY, L.P.:

The Company acts as general partner for HRT. HRT invests in equity securities of companies in the health care industry. As of December 31, 2004, the Company's investment in HRT is $19,302, representing a 1.13845% interest in HRT, which is accounted for under the equity method.

NOTE 4 - CLEARING BROKER:

The Company clears all of its trades through National Financial Services, LLC ("NFS") on a fully disclosed basis. For this service NFS receives a percentage of the gross commission on each transaction. At December 31, 2004, the Company had $257,199 on deposit with NFS. Additionally, $300,954 in cash and cash equivalents was held at NFS at December 31, 2004.

NOTE 5 - FURNITURE AND EQUIPMENT:

Furniture and equipment at December 31, 2004, is as follows:

Furniture and fixtures	$	727,540
Office equipment		126,823
		854,363
Less accumulated depreciation		702,687
	$	151,676

Included in property and equipment are both items owned by the Company and items leased by the Company under a capital lease agreement (see Note 7). Furniture and equipment owned and leased by the Company was $780,616 and $72,047, respectively, for the year ended December 31, 2004.

NOTE 6 - INCOME TAXES:

The income tax provision at December 31, 2004, consisted of approximately the following:

Tax at statutory rate	$	585
Permanent differences		565
Other		5,309
	$	6,459

A deferred tax asset at December 31, 2004 of approximately $64,000 is related to federal net operating loss carryforwards which may be used to offset future operating income, depreciation and amortization, and other accruals. The difference between the statutory and effective rates is attributable to state and local taxes and true-up adjustments after the filing of the 2003 tax returns. In accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", the Company has established a valuation allowance to fully reserve the future income tax benefit of this deferred tax asset due to uncertainty about its future realization.

At December 31, 2004, the Company had a net operating loss carryforward of approximately $188,000, which expires in 2022 and 2023.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

Leases

The Company rents office space in several locations. Obligation terms vary under each lease agreement and some lease agreements contain provisions for rent escalations. Under one of the lease agreements, the Company received free rent for the first six months, and is amortizing the related amount on a straight-line basis over the life of the related lease. Rent expense for the year ended December 31, 2004, which includes certain escalation costs, was $652,820.

In July 2004, the Company entered into capital lease agreement for telephone equipment in the amount of $72,047. The lease provides for interest at a rate of 8.05%, with monthly payments of principal, interest and sales tax of approximately $1,589 through August 2009. Minimum lease obligations at December 31, 2004 are approximately as follows for the years ending December 31,:

NOTE 7 - COMMITMENTS AND CONTINGENCIES: (CONTINUED)

	Capital Lease	Operating Leases
2005	$ 12,525	$ 658,000
2006	13,571	664,000
2007	14,705	646,000
2008	15,934	610,000
2009	11,355	613,000
Thereafter	-	525,000
	$ 68,090	$ 3,716,000

At December 31, 2004, the Company was obligated under an irrevocable standby letter of credit in the amount of $330,000 relating to its lease obligation.

In December 2004, the Company closed one of its branches located in Pennsylvania. At December 31, 2004, the outstanding commission owed to the registered representatives at this location is approximately $82,000, and is properly included in accounts payable and accrued expenses.

Litigation

The Company is, from time to time, a party to litigation arising in the ordinary course of its business. Currently, there are no claims outstanding that management believes is likely to have a material adverse effect upon the financial statements of the Company.

NOTE 8 - EMPLOYEE STOCK OPTION AGREEMENT:

In May 2001, the Company executed a stock option agreement with an officer of the Company. This agreement granted options to purchase 30,000 shares of the Company's common stock, which vested immediately, with an exercise price approximating book value, exercisable in whole or in part, only on the last business day of each calendar quarter. These options expired on June 30, 2004 before they were exercised.

NOTE 9 - RELATED PARTY TRANSACTIONS:

At December 31, 2004, there was a $50,100 demand note receivable from a stockholder, which includes accrued interest on the unpaid principal balance at a rate of 8% through 2002. No interest has been accrued for 2003 and 2004 and has been deemed immaterial. Repayment of approximately $5,000 per calendar quarter will begin in 2005.

NOTE 10 - 401(k) PLAN:

The Company has a defined contribution 401(k) plan (the "Plan") covering all employees of the Company. All employees having reached 21 years of age have the option of joining the Plan after two full months of service. For the year 2004, employee salary deferrals are limited to $13,000, with an exception for employees 50 and over, which is limited to $16,000. The Company has the option to match employee contributions to the Plan. The Company did not make any contributions to the Plan for the year ended December 31, 2004.

NOTE 11 - SUBORDINATED REVOLVING LOANS:

The Company maintains two $200,000 subordinated revolving loans, pursuant to a subordinated revolving credit agreement (the "Credit Agreement"). The Company has renewed the Credit Agreement, and these subordinated loans are payable on December 26, 2005 and March 23, 2005, and bear interest at an average rate of 7.5% per annum, payable monthly. The loans are covered by an agreement approved by the Company's designated examining authority, the National Association of Securities, Dealers, Inc., and thus is available in computing net capital in accordance with the Uniform Net Capital Rule under the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 12 - NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had regulatory net capital of $145,593 which was $95,593 in excess of its required minimum regulatory net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 4.32 to 1.

In August 2004, the Company requested from the NASD an amendment to their membership agreement to reduce the Company's minimum net capital requirement from $100,000 to $50,000, pursuant to SEC rule 15c3-1(a)2(iv). Effective December 1, 2004, the NASD granted this amendment. Additionally, the Company's filing requirements will be quarterly rather than monthly.

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of customers including institutional and individual investors. The Company's exposure to off-balance sheet credit risk occurs in the event a customer, clearing agent, or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis.

NOTE 14 - TREASURY STOCK:

The following is a reconciliation of the treasury stock shares, for the year end December 31, 2004:

Balance January 1, 2004 – beginning of year	55,610
Sale of treasury stock	(45,000)
Purchase of treasury stock	24,900
	35,510

NOTE 15 - CONCENTRATION OF RISK:

The Company had deposits at December 31, 2004 that were in excess of the $100,000 of depository insurance provided by the Federal Deposit Insurance Corporation.